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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         Northstar Realty Finance Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    66704R100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]   Rule 13d-1(b)
                  [X ]   Rule 13d-1(c)
                  [  ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------                    ----------------------------------
CUSIP No. 66704R100               13G         Page  2     of     8     Pages
--------------------------                    ----------------------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sigma Capital Management, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)| |

                                                                  (b)|x|

--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            0
        OWNED        -----------------------------------------------------------
         BY              6  SHARED VOTING POWER
        EACH
      REPORTING             800,000 (see Item 4)
       PERSON        -----------------------------------------------------------
        WITH             7  SOLE DISPOSITIVE POWER

                            0
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            800,000 (see Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           800,000 (see Item 4)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           |_|
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.8% (see Item 4)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

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--------------------------                        ------------------------------
CUSIP No. 66704R100                   13G         Page  3    of     8     Pages
--------------------------                        ------------------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sigma Capital Associates, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)| |

                                                                (b)|x|

--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Anguilla, British West Indies
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            0
        OWNED        -----------------------------------------------------------
         BY              6  SHARED VOTING POWER
        EACH
      REPORTING             800,000 (see Item 4)
       PERSON        -----------------------------------------------------------
        WITH             7  SOLE DISPOSITIVE POWER

                            0
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            800,000 (see Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           800,000 (see Item 4)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           |_|
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.8% (see Item 4)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

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---------------------------                     --------------------------------
CUSIP No. 66704R100                 13G         Page  4    of     8     Pages
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steven A. Cohen
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)| |

                                                                (b)|x|

--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            0
        OWNED        -----------------------------------------------------------
         BY              6  SHARED VOTING POWER
        EACH
      REPORTING             800,000 (see Item 4)
       PERSON        -----------------------------------------------------------
        WITH             7  SOLE DISPOSITIVE POWER

                            0
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            800,000 (see Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           800,000 (see Item 4)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           |_|
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.8% (see Item 4)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT


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ITEM 1(A)         NAME OF ISSUER:

                  Northstar Realty Finance Corp.

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  527 Madison Avenue, 16th Floor New York, NY 10022

ITEMS 2(A)        NAME OF PERSON FILING:

                  This statement is filed by: (i) Sigma Capital Management, LLC ("Sigma Capital Management") with respect to the shares of common stock, par value $.01 per share ("Shares"), of the Issuer beneficially owned by Sigma Capital Associates, LLC ("Sigma Capital Associates"); (ii) Sigma Capital Associates with respect to Shares beneficially owned by it; and (iii) Steven A. Cohen with respect to Shares beneficially owned by Sigma Capital Management and Sigma Capital Associates.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The address of the principal business office of (i) Sigma Capital Management is 540 Madison Avenue, New York, New York 10022, and (ii) Sigma Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

ITEM 2(C)         CITIZENSHIP:

                  Sigma Capital Management is a Delaware limited liability company. Sigma Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(E)         CUSIP NUMBER:

                  66704R100

ITEM 3            Not Applicable


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ITEM 4            OWNERSHIP:

                  The percentages used herein are calculated based upon the Shares issued and outstanding as of December 30, 2004 as reported on the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended September 30, 2004.

                  As of the close of business on December 31, 2004:

                  1. Sigma Capital Management, LLC
                  (a) Amount beneficially owned: 800,000
                  (b) Percent of class: 3.8%
                  (c)(i) Sole power to vote or direct the vote: -0-
                  (ii) Shared power to vote or direct the vote: 800,000
                  (iii) Sole power to dispose or direct the disposition: -0-
                  (iv) Shared power to dispose or direct the disposition:
                   800,000

                  2. Sigma Capital Associates, LLC
                  (a) Amount beneficially owned: 800,000
                  (b) Percent of class: 3.8%
                  (c)(i) Sole power to vote or direct the vote: -0-
                  (ii) Shared power to vote or direct the vote: 800,000
                  (iii) Sole power to dispose or direct the disposition: -0-
                  (iv) Shared power to dispose or direct the disposition:
                   800,000

                  3. Steven A. Cohen
                  (a) Amount beneficially owned: 800,000
                  (b) Percent of class: 3.8%
                  (c)(i) Sole power to vote or direct the vote: -0-
                  (ii) Shared power to vote or direct the vote: 800,000
                  (iii) Sole power to dispose or direct the disposition: -0-
                  (iv) Shared power to dispose or direct the disposition:
                   800,000

                  Sigma Capital Management and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Sigma Capital Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Mr. Cohen controls Sigma Capital Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Sigma Capital Management and Mr. Cohen may be deemed to own beneficially 800,000 Shares (constituting approximately 3.8% of the Shares outstanding). Sigma Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.


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ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10           CERTIFICATION:

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2005

SIGMA CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
   --------------------------------
Name:  Peter Nussbaum
Title:  Authorized Person


SIGMA CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
   --------------------------------
Name:  Peter Nussbaum
Title:  Authorized Person


STEVEN A. COHEN


By: /s/ Peter Nussbaum
   --------------------------------
Name:  Peter Nussbaum
Title:  Authorized Person


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